# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VOR BIOPHARMA INC., CIK 0001817229
CUSIP: 929033207
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 500 BOYLSTON STREET, SUITE 1350, BOSTON, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 12/18/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002050902
Persons authorized to receive notices and communications: Forbion Capital Partners, Gooimeer 2-35, Naarden, Netherlands (P7), 1411 DC, 31 (0) 35 699 30 00

## Reporting persons
- ForGrowth III PA B.V. (CIK 0002050902): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 10,237,714; sole dispositive power 0; shared dispositive power 10,237,714; aggregate amount beneficially owned 10,237,714 (9.99% of the class)
  Comment: The reported share amounts consist of (i) 3,617,354 shares of Common Stock and (ii) 6,620,360 shares of Common Stock underlying pre-funded warrants (the "Pre-Funded Warrants"). Exercisability of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the number of shares of Common Stock to be outstanding immediately after giving effect to the issuance of the shares issuable upon exercise (the "Beneficial Ownership Limitation"). The percentage set forth in Row 13 gives effect to such Beneficial Ownership Limitation, but the number of shares reported in Rows 8, 10 and 12 includes the full number of shares of Common Stock underlying the Pre-Funded Warrants and does not give effect to the Beneficial Ownership Limitation. As such, some of the Pre-Funded Warrants are not presently exercisable due to the Beneficial Ownership Limitation, and the actual number of shares of Common Stock beneficially owned by the Reporting Persons is less than the number of shares of Common Stock of the Issuer reported herein.
- Forbion Growth Opportunities Fund III Cooperatief U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,237,714; sole dispositive power 0; shared dispositive power 10,237,714; aggregate amount beneficially owned 10,237,714 (9.99% of the class)
  Comment: The reported share amounts consist of (i) 3,617,354 shares of Common Stock and (ii) 6,620,360 shares of Common Stock underlying Pre-Funded Warrants. Exercisability of the Pre-Funded Warrants is subject to the 9.99% Beneficial Ownership Limitation. The percentage set forth in Row 13 gives effect to such Beneficial Ownership Limitation, but the number of shares reported in Rows 8, 10 and 12 includes the full number of shares of Common Stock underlying the Pre-Funded Warrants and does not give effect to the Beneficial Ownership Limitation. As such, some of the Pre-Funded Warrants are not presently exercisable due to the Beneficial Ownership Limitation, and the actual number of shares of Common Stock beneficially owned by the Reporting Persons is less than the number of shares of Common Stock of the Issuer reported herein.
- Forbion Growth III Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,237,714; sole dispositive power 0; shared dispositive power 10,237,714; aggregate amount beneficially owned 10,237,714 (9.99% of the class)
  Comment: The reported share amounts consist of (i) 3,617,354 shares of Common Stock and (ii) 6,620,360 shares of Common Stock underlying Pre-Funded Warrants. Exercisability of the Pre-Funded Warrants is subject to the 9.99% Beneficial Ownership Limitation. The percentage set forth in Row 13 gives effect to such Beneficial Ownership Limitation, but the number of shares reported in Rows 8, 10 and 12 includes the full number of shares of Common Stock underlying the Pre-Funded Warrants and does not give effect to the Beneficial Ownership Limitation. As such, some of the Pre-Funded Warrants are not presently exercisable due to the Beneficial Ownership Limitation, and the actual number of shares of Common Stock beneficially owned by the Reporting Persons is less than the number of shares of Common Stock of the Issuer reported herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: VOR BIOPHARMA INC.
Address of issuer's principal executive offices: 500 BOYLSTON STREET, SUITE 1350, BOSTON, Massachusetts (MA), 02116

## Item 2. Identity and Background
Name of person filing: This statement is being filed by ForGrowth III PA B.V. ("ForGrowth III"), Forbion Growth Opportunities Fund III Cooperatief U.A. ("Forbion Growth III COOP") and Forbion Growth III Management B.V. ("Forbion Growth III"). Forbion Growth III COOP is the sole shareholder of ForGrowth III, and Forbion Growth III is the director of each of ForGrowth III and Forbion Growth III COOP. ForGrowth III, Forbion Growth III COOP and Forbion Growth III are sometimes referred to collectively as the "Reporting Persons".
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is c/o Forbion Capital Partners, Gooimeer 2-35, 1411 DC Naarden, The Netherlands.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons is organized under the laws of the Netherlands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
June 2025 Securities Purchase Agreement

On June 25, 2025, the Issuer entered into a securities purchase agreement (the "June 2025 Securities Purchase Agreement") with certain accredited investors (the "June 2025 PIPE Investors"), including ForGrowth III, pursuant to which the Issuer agreed to issue and sell to the June 2025 PIPE Investors in a private placement (the "June 2025 Private Placement") Pre-Funded Warrants to purchase shares of common stock at a price of $0.25 per Pre-Funded Warrant. The June 2025 Private Placement closed on June 27, 2025. ForGrowth III purchased Pre-Funded Warrants exercisable for up to 140,000,000 shares of Common Stock in the June 2025 Private Placement, for total consideration of $35,000,000, using funds from working capital.

On September 18, 2025, the Issuer effected a 1-for-20 reverse split of the outstanding shares of Common Stock (the "Reverse Stock Split"). After giving effect to the Reverse Stock Split, ForGrowth III held Pre-Funded Warrants to purchase an aggregate of 7,000,000 shares of Common Stock at an adjusted exercise price of $0.002 per share. The Pre-Funded Warrants became exercisable on September 18, 2025 upon approval by the Issuer's stockholders of the issuance of the shares of Common Stock underlying the Pre-Funded Warrants and after giving effect to the Reverse Stock Split. However, exercisability of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the number of shares of Common Stock to be outstanding immediately after giving effect to the issuance of the shares issuable upon exercise (the "Beneficial Ownership Limitation").

The foregoing descriptions of the June 2025 Securities Purchase Agreement and Pre-Funded Warrants do not purport to be complete and are qualified in their entirety by reference to the June 2025 Securities Purchase Agreement and the Form of Pre-Funded Warrant, copies of which are filed as Exhibits 99.2 and 99.3, respectively, and incorporated by reference herein.

On September 22, 2025, ForGrowth III exercised an aggregate of 379,640 Pre-Funded Warrants on a cashless basis, resulting in the acquisition of 379,612 shares of Common Stock.

December 2025 Securities Purchase Agreement

On December 15, 2025, the Issuer entered into a securities purchase agreement (the "December 2025 Securities Purchase Agreement") with certain investors (the "December 2025 PIPE Investors"), including ForGrowth III, pursuant to which the Issuer agreed to issue and sell to the December 2025 PIPE Investors in a private placement (the "December 2025 Private Placement") an aggregate of 13,876,032 shares of the Issuer's common stock at a price per share of $10.81 (the "December 2025 PIPE Shares").

The December 2025 Private Placement closed on December 18, 2025. ForGrowth III purchased 3,237,742 December 2025 PIPE shares, for total consideration of $34,999,991, using funds from working capital.

The foregoing description of the December 2025 Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the December 2025 Securities Purchase Agreement, a copy of which is filed as Exhibit 99.4 hereto and incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired their shares of Common Stock as an investment in the ordinary course of business.

On December 18, 2025, Wouter Joustra, a General Partner at Forbion Capital, was appointed to the Issuer's board of directors. The Reporting Persons, either directly or indirectly through Mr. Joustra, may engage in discussions from time to time with the Issuer's board of directors, the Issuer's management or the Issuer's other stockholders. These discussions may be with respect to (i) acquiring or disposing of the shares or other securities of the Issuer; (ii) maintaining or changing the Issuer's business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional securities through open market transactions, privately negotiated transactions or other methods.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of the shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Mr. Joustra in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. ForGrowth III is the direct holder of (i) 3,617,354 shares of Common Stock and (ii) 6,620,360 shares of Common Stock underlying Warrants. Forbion Growth III COOP, the sole shareholder of ForGrowth III, and Forbion Growth III, as director of each of ForGrowth III and Forbion Growth III COOP, may be deemed to have voting and investment power over the shares beneficially owned by ForGrowth III.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to beneficially own 9.99% of the outstanding Common Stock of the Issuer after giving effect to the Beneficial Ownership Limitation described in Item 3.
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the shares of Common Stock beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 3 and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Items 3 and 4 of the Schedule 13D is incorporated by reference into this Item 6.

June 2025 Registration Rights Agreement

On June 25, 2025, the Issuer entered into a registration rights agreement (the "June 2025 Registration Rights Agreement") with certain investors, including ForGrowth III. Pursuant to the terms of the June 2025 Registration Rights Agreement, the Issuer agreed to file a registration statement to register for resale the shares of Common Stock underlying Pre-Funded Warrants within 30 days of the approval by the Issuer's stockholders of the issuance of such shares and an amendment to the Issuer's certificate of incorporation that has the effect of increasing the number of authorized but unissued shares of common stock, and to use reasonable best efforts to have the registration statement declared effective at the earliest possible date but no later than the earlier of (a) the 75th calendar day following the initial filing date of the registration statement if the SEC notifies the Issuer that it will review the registration statement and (b) the fifth business day after the date the SEC notifies the Issuer that the registration statement will not be reviewed or be subject to further review. The June 2025 Registration Rights Agreement provides for liquidated damages payable to the Investors if the Issuer fails to meet certain filing or effectiveness deadlines, subject to specified caps. The June 2025 Registration Rights Agreement includes customary provisions regarding payment of fees and expenses and indemnification.

The foregoing description of the June 2025 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the June 2025 Registration Rights Agreement, a copy of which is filed as Exhibit 99.5 hereto and incorporated by reference herein.

December 2025 Registration Rights Agreement

On December 15, 2025, the Issuer entered into a registration rights agreement (the "December 2025 Registration Rights Agreement") with the December 2025 PIPE Investors, pursuant to which the Issuer agreed to register for resale the December 2025 PIPE Shares held by the December 2025 PIPE Investors (the "December 2025 Registrable Securities"). Under the December 2025 Registration Rights Agreement, the Issuer has agreed to file a registration statement (the "December 2025 Registration Statement") covering the resale of the December 2025 Registrable Securities within 45 days of the closing date of the December 2025 Private Placement and to use its reasonable best efforts to cause such registration statement declared effective as soon as possible, but no later than 75 days after the initial filing date of the December 2025 Registration Statement, subject to extension under the terms of the December 2025 Registration Rights Agreement. The December 2025 Registration Rights Agreement provides for liquidated damages payable to the Investors if the Issuer fails to meet certain filing or effectiveness deadlines, subject to specified caps. The December 2025 Registration Rights Agreement includes customary provisions regarding payment of fees and expenses and indemnification.

The foregoing description of the December 2025 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the December 2025 Registration Rights Agreement, a copy of which is filed as Exhibit 99.6 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement (filed herewith).

Exhibit 99.2: Form of June 2025 Securities Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on June 26, 2025).

Exhibit 99.3: Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 26, 2025).

Exhibit 99.4: Form of December 2025 Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 18, 2025).

Exhibit 99.5: Form of June 2025 Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed on June 26, 2025).

Exhibit 99.6: Form of December 2025 Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on December 18, 2025).

## Signatures
- ForGrowth III PA B.V.: /s/ M. van Osch and /s/ G.J. Mulder, M. van Osch and G.J. Mulder, Directors of its Director (12/23/2025)
- Forbion Growth Opportunities Fund III Cooperatief U.A.: /s/ M. van Osch and /s/ G.J. Mulder, M. van Osch and G.J. Mulder, Directors of its Director (12/23/2025)
- Forbion Growth III Management B.V.: /s/ M. van Osch and /s/ G.J. Mulder, M. van Osch and G.J. Mulder, Directors (12/23/2025)